[UNITRIN GRAPHIC OMITTED]


March 9, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Mr. Jim Atkinson
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Ms. Ibolya Ignat
Staff Accountant
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

RE: Unitrin, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File Number: 001-18298

Dear Messrs. Rosenberg and Atkinson and Ms. Ignat:

The Company has received and reviewed your letter dated February 23, 2006, regarding the Commission's limited review of the above mentioned filing and have submitted our response with this letter. In preparing our response, we also reviewed our letters to the Staff dated January 20, 2005, and February 1, 2005.

In connection with the Company's response to your comments, the Company acknowledges that:

   o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
   o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
   o The Company and its management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please contact me at (312) 661-4919 if you have any additional questions or need further clarification.


Sincerely,


/s/ Eric J. Draut
-----------------------------
Eric J. Draut
Executive Vice President and
Chief Financial Officer



cc: Richard C. Vie, Chairman of the Board and Chief Executive Officer William Johnston, Audit Committee Chairman
      Scott Renwick, Senior Vice President and General Counsel
      Richard Roeske, Vice President and Chief Accounting Officer



                                  Unitrin, Inc.
  One East Wacker Drive, Chicago, Illinois 60601, o 312.661.4600 o unitrin.com

Property and Casualty Insurance Business, page 2
-----------------------------------------------

Property and Casualty Loss and Loss Adjustment Expense Reserves, page 4
-----------------------------------------------------------------------

Comment:

   1. It appears that you have significantly revised your estimate of loss reserves recorded in prior years. Your current disclosure such as in your segment discussion within management's discussion and analysis appears to address more about which lines of business were affected and not the actual reasons for the changes. Please revise Management's Discussion and Analysis to explain the reason for your change in estimate. For each line of business, provide us in disclosure-type format the following:

         o Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
         o Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
         o Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

Company Response:

Please note that the Company disclosed in Note 6 to the Consolidated Financial Statements and in Item 1 of Part 1 of the Company's 2005 Form 10-K that "In 2005, the Company reduced its property and casualty insurance reserves by $92.1 million to record favorable development of losses and LAE from prior accident years. Personal lines insurance losses and LAE and commercial lines insurance losses and LAE developed favorably by $73.1 million and $19.0 million, respectively, in 2005. The reserve reductions were primarily due to the emergence of more favorable loss trends than expected for 2004 and 2003 accident years, partially due to improvements in the Company's claim handling practices." The Company inadvertently did not repeat this explanation in its Management's Discussion and Analysis. The Company will repeat similar explanations of development as part of Management's Discussion and Analysis in future filings.

As a matter of further clarification, the Company's goal is to ensure its total reserves for property and casualty insurance losses and loss adjustment expenses
(LAE) are adequate to cover all costs while sustaining minimal variation from the time reserves for losses and LAE are initially estimated until losses and LAE are fully developed. Changes in the Company's estimates of these losses and LAE over time, also referred to as development, will occur and may be material. Favorable development is recognized when the Company decreases its estimate of previously reported losses and LAE and results in an increase in net income in the year recognized, whereas adverse development is recognized when the Company increases its estimate of previously reported losses and LAE and results in a decrease in net income. During 2005, the Company recognized favorable development of $92.1 million before tax. Development by the Company's business segments was:

                                                 Favorable
                                                 (Adverse)
(Dollars in Millions)                           Development
------------------------------------          ---------------
Unitrin Kemper Auto and Home                   $        65.4
Unitrin Business Insurance                              14.5
Unitrin Specialty                                        8.8
Unitrin Direct                                           4.7
Life and Health Insurance                               (1.3)
                                              ---------------
Total Favorable Development, Net               $        92.1
                                              ===============


Unitrin Kemper Auto and Home Development
----------------------------------------

In June of 2002, the Company acquired the personal lines property and casualty insurance business of the Kemper Insurance Companies ("KIC") in a renewal rights transaction. Pursuant to the agreements among the parties, KIC retained all liabilities for policies issued by KIC prior to the closing, while the Company is entitled to premiums written for substantially all personal lines property and casualty insurance policies issued or renewed after the closing and is liable for losses and expenses incurred thereon. Accordingly, the results for the Unitrin Kemper Auto and Home segment for 2003 and 2002, including, but not limited to, the earned premiums and losses and LAE, are not necessarily indicative of a full year on a going-forward-basis. The Unitrin Kemper Auto and Home segment did not complete a full calendar year underwriting cycle after the acquisition date until 2004. Accordingly, the Company's results for 2002 and 2003 did not represent 100% of the acquired business. For example, for the 2002 calendar year, the Company's share of earned premiums for the KIC personal lines business was approximately 20% of the entire KIC personal lines business. For the 2003 calendar year, the Company's share of earned premiums was approximately 90% of the entire KIC personal lines business.

As noted in Management's Discussion and Analysis, the Company's actuaries use various generally accepted actuarial incurred and paid loss estimation methodologies to estimate unpaid losses and LAE. The key assumption in these estimation methodologies is that patterns observed in prior periods are indicative of how losses and LAE are expected to develop in the future and that such historical data can be used to predict and estimate ultimate losses and LAE. Initially, the Company's actuaries had to rely solely on the historical data of KIC (the "KIC Data") to predict how losses for business written by the Company after the acquisition would develop. As Unitrin Kemper Auto and Home continued to renew policies, the paid loss and incurred loss data related to the Company's share of the entire KIC personal lines business gradually increased. Immediately after the acquisition, the Company began accumulating incurred and paid loss and LAE data for its share of the KIC personal lines business (the "Unitrin Data"). In 2003 and throughout 2004, the Company's actuaries began to review the Unitrin Data and began comparing development factors for it with the development factors for the KIC Data. These initial reviews indicated that Unitrin Data was producing lower development factors than the factors produced by the KIC Data. However, the amount of Unitrin Data available for analysis was still limited, and the Company's actuaries could not be confident that the observed changes in development were anything but random fluctuations and placed less weight on the most recent development patterns.

Since the acquisition, the Company's actuaries gained greater confidence that the development patterns from the Unitrin Data were not only different from the KIC Data, but that these patterns were also sustainable. As the Company's actuaries gave more weight, and continued to give more weight each quarter, to the improved development patterns from the Unitrin Data in the selection of their incremental development factors throughout 2004 and 2005, Unitrin Kemper Auto and Home recognized favorable development each quarter as appropriate.

With the benefit of hindsight, the lower development factors for the Unitrin Data likely resulted from improvements in the claim handling procedures on this book of business. For example, in 2002, Unitrin Kemper Auto and Home placed special emphasis on reporting claims directly to the Company. Prior to that time, a policyholder's agent usually was the primary contact to report a claim. In July of 2002, approximately one-third of all claims were reported directly to Unitrin Kemper Auto and Home compared to approximately two-thirds at the end of 2005. Direct reporting of losses has enabled the Company to not only reduce claim cycle times, but also to better respond to and control loss costs. Unitrin Kemper Auto and Home has also focused on shortening the number of days from when a loss is reported until the related claim is closed while also controlling the overall loss and LAE costs. Specifically, Unitrin Kemper Auto and Home has implemented several claims handling loss mitigation programs, including:

   o Increased its utilization of alternative dispute resolution processes, such as mediation and arbitration to facilitate settlements to reduce defense and legal costs.
   o Increased its in-house legal expertise to better manage the litigation processes and expenses, including managing the external lawyers with whom Unitrin Kemper Auto and Home contracts to defend its claims.
   o Increased emphasis on attempting to settle third-party claims earlier in the claims process in an effort to control the ultimate claim payout.

Although the Company's actuaries were aware of, and gave consideration to, the changes in the Company's claims handling processes, it takes several years to ascertain whether such changes in claims handling will ultimately result in lower ultimate paid losses and LAE. Accordingly, the improvements have emerged and have been recognized over several quarterly periods as the Company's actuaries have become more convinced that lower losses and LAE have in fact been realized. However, the Company cannot make any assurances that all such improvements have fully emerged or will continue to emerge.

Unitrin Business Insurance Development
--------------------------------------

The Company attributes development in its Unitrin Business Insurance segment to changes in its claims handling processes and the re-underwriting of its underlying book of business over the past few years.

Unitrin Business Insurance improved its claims handling by placing increased emphasis on earlier identification of the full value of a claim, especially case reserves for larger claims. As part of this effort, a large loss unit was created in its home office to handle all significant claims. In addition, Unitrin Business Insurance initiated several claims handling cost cutting measures, such as using third-party analytic software for legal expense and bodily injury review, outsourcing workers compensation bill review, utilizing preferred vendors for damage repair, and pursuing subrogation more aggressively. The combined effects of these claims handling initiatives were case reserves in the earlier evaluation periods that more closely matched the ultimate payments.

Unitrin Business Insurance began aggressively re-underwriting its book of business in 2002 and substantially completed its re-underwriting activities in the first quarter of 2004. Emphasis was placed on removing highly volatile, unprofitable, and undesirable risks from Unitrin Business Insurance's book of business, which resulted in a significant reduction in the number of policies in force. Improvements in the quality of the book reduced the number and severity of claims in more recent quarters resulting in better-than-expected development of loss and LAE reserves.

Although the Company's actuaries were aware of, and gave consideration to, the changes in the Company's claims handling processes and the re-underwriting in estimating unpaid losses and LAE for Unitrin Business Insurance, it takes several years to ascertain whether such changes in claims handling and re-underwriting will ultimately result in lower ultimate paid losses and LAE. Accordingly, the improvements have emerged and have been recognized over several quarterly periods as the Company's actuaries have become more convinced that lower losses and LAE have in fact been realized. However, the Company cannot make any assurances that all such improvements have fully emerged or will continue to emerge.

Item 9.A. Controls and Procedures, page 23
------------------------------------------

Comment:

   2. You state that your management evaluated the effectiveness of your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act." Please provide to us in disclosure type format a revised discussion that clearly indicates that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file is recorded, processed, summarized and reported. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Company Response:

A revised discussion of our evaluation and conclusion with respect to disclosure controls and procedures follows:

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC's rules and forms, and accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Discussion and Analysis, Critical Accounting Estimates, page M-1
-----------------------------------------------------------------------------

Property and Casualty Insurance Reserves and Loss Adjustment Expenses, page M-2
-------------------------------------------------------------------------------

Comment:

   3. We note in your disclosure that your actuaries do not calculate a range of outcomes but calculate a number of estimates based on various actuarial methodologies applied. In addition to your current disclosures, please provide us in disclosure type format the following information for all major lines of business:

      o Describe the different values in the estimates produced by your actuaries and describe the method that was selected to calculate the reserves. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.
      o Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.
      o For those variables where reasonably likely changes could have a material effect, include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the key variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Company Response:

As previously discussed with the Staff, estimating the ultimate cost of loss and loss adjustment expenses is an uncertain and complex process and requires the use of professional judgment. This estimation process is based on the assumption that past development patterns are an appropriate predictor of future development and involves a variety of generally accepted actuarial loss reserving methodologies, including the incurred loss development methodology, the paid loss development methodology, and the Bornhuetter-Ferguson (both incurred and paid losses) methodology. Each quarter the Company generally analyzes its reserves at a product line and/or coverage level on an accident quarter basis for each accident quarter over a period of 10 or more years and reviews indications from generally accepted actuarial loss reserving estimation methodologies.

At a minimum, the Company analyzes 45 product and/or coverage levels, for over 40 separate prior accident quarters for both losses and loss adjustment expenses for many of the loss reserving methodologies identified above. In all, there are over 10,000 combinations of accident quarters, coverage levels, and generally accepted actuarial estimation methodologies used to estimate the Company's unpaid losses and LAE. In some cases, the Company's actuaries make adjustments to these reserving methodologies or use additional generally accepted actuarial estimation methodologies to estimate ultimate losses and LAE.

As a further clarification, for a particular product, the current accident quarter may not have enough paid claims data to rely upon, leading an actuary to conclude that the incurred loss development method provides a better estimate than the paid loss development method. Therefore, the actuary may give more weight to the incurred loss method for that particular accident quarter. As an accident quarter ages for that same product, the actuary may gain more confidence in the paid loss method and begin to give more weight to the paid loss method. These quarterly selections are summed by product and/or coverage levels to create the actuarial indication of the ultimate losses.

For each accident quarter, the point estimate selected by the Company's actuaries is not necessarily one of the points produced by any particular one of the methodologies utilized, but often is another point that takes into consideration each of the points produced by the several loss methodologies used. However, more often than not, the Company's actuaries' selection is most heavily weighted towards the incurred loss development method, particularly for short-tail lines such as personal automobile. Historically, the incurred loss development methodology has been more reliable in predicting ultimate losses for these lines, especially in the more recent accident quarters when compared with the paid loss development methodology.

For the reasons cited above, the Company continues to believe that it is impractical to disclose the specific factors that led management to select one reserve amount or methodology over any other reserve amount or methodology. The Company believes a more meaningful approach is to describe the Company's process for estimating unpaid losses and LAE and the types of critical assumptions that are inherent in any such process.

The final step in the quarterly loss and LAE reserving process involves a comprehensive review of the actuarial indications by the Company's senior actuary and senior management who apply their collective judgment to those factors and determine the appropriate estimated level of reserves to record. Numerous factors are considered in this determination process, including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, changes in claim handling practices or other changes that affect the timing of payment or development patterns, the maturity of the accident year, pertinent trends observed over the recent past, the level of volatility within a particular line of business, the improvement or deterioration of actuarial indications in the current period as compared to prior periods, and the amount of reserves related to third-party pools for which the Company does not have access to the underlying data and, accordingly, relies on calculations provided by such pools. Total recorded reserves are consistently higher than the actuarial indication of reserves. Total reserves were 3.7%, 3.6% and 3.6% higher than the actuarial indication of reserves at December 31, 2005, 2004 and 2003, respectively.

The Company continues to believe that its historical loss and LAE reserve development recognized into income provides an understanding of the potential variability in the Company's estimate of Property and Casualty Insurance Reserves. The Company does not perform additional analysis on the variability of its estimate of Property and Casualty Insurance Reserves. The Company continues to believe that the historical 10-year reserve development table presented in
Part 1 on page 7 of its 2005 Form 10-K, the loss and LAE Reserve Development tables provided as part of the segment discussions in MD&A and the Loss and LAE Reserve Development table provided under Critical Accounting Estimates in MD&A fosters an understanding of the potential variability in the Company's estimates of its unpaid losses and LAE reserves.

Life and Health Insurance, page M-16
------------------------------------

2005 Compared with 2004, page M-16
----------------------------------

Comment:

   4. Please explain to us how the statement here that premiums decreased due to lapsed policies from the hurricanes reconciles to your disclosure on page 12 under the heading "Lapse Ratio" that indicates your lapse ratios appeared to be flat for this segment.

Company Response:

The amount of earned premiums attributed to life insurance policies that lapsed following the hurricanes was $4.6 million, or 1.1% of earned premiums for life insurance. Lapsed insurance policies from the hurricanes had a negligible impact on the lapse ratio disclosed.

Liquidity and Capital Resources, page M-21
------------------------------------------

Comment:

   5. As a supplement to your current disclosure, please provide us a discussion, in disclosure-type format, of the reasonably likely effect that the insurance subsidiaries' capacity and ability to pay dividends available for use by the parent company could have on the company's future liquidity and capital resources.

Company Response:

As a matter of background, the Unitrin Parent Company's principal liquidity and capital resource needs are the annual payment of dividends to its shareholders of approximately $120 million per year and the payment of interest of approximately $28 million per year on its Senior Notes. Sources available to meet those needs include dividends received from subsidiaries, borrowings under Unitrin's undrawn $325 million revolving credit facility, monetization of a portion of its $321.7 million direct equity investments in Northrop Grumman Corporation ("Northrop"), and approximately $20 million of annual dividends received from its investments in Northrop. The Unitrin Parent Company expects to receive approximately $200 million in dividends from its subsidiaries in 2006. Approximately $50 million of such dividends requires prior regulatory approval. Should such prior regulatory approval not be obtained, the Unitrin Parent Company has adequate other sources of liquidity to fund its requirements.

With respect to the Company's ability to meet its interest obligations and pay dividends on its common stock, the Company believes that the Company addressed such a reasonably likely effect in its disclosures in the last paragraph under "Liquidity and Capital Resources" of Management's Discussion and Analysis in
Exhibit 13.3 to the Company's 2005 Form 10-K which reads as follows:

      "The Company's management believes that it has sufficient resources to maintain the payment of dividends to its shareholders at its present level. Sources for future shareholder dividend payments and the payment of interest on Unitrin's senior notes included the receipt of dividends from Unitrin's operating subsidiaries, the receipt of dividends from its investments in Northrop, borrowings under the revolving credit agreement, and monetization of a portion of the Unitrin Parent Company's Northrop holdings. At December 31, 2005, the Unitrin Parent Company directly held investments in Northrop preferred and common stock with a market value totaling $321.7 million."

The Unitrin Parent Company's only other significant future liquidity and capital resource need is the maturity of its $300 million 5.75% notes due July 1, 2007. As disclosed in the sixth paragraph under "Liquidity and Capital Resources" in Management's Discussion and Analysis included as Exhibit 13.3 to the Company's 2005 Form 10-K as well as in the first paragraph under the caption "Capital Structure" of its letter to shareholders included as Exhibit 13.4 to the Company's 2005 Form 10-K and also incorporated by reference into Management's Discussion and Analysis, the Company's present intention is to utilize its existing $300 million shelf registration statement to issue new securities, the proceeds of which will be used to refinance those notes. Also, as disclosed in that same paragraph, "The Company does not anticipate making significant changes to its capital structure during 2006."

Contractual Obligations, page M-23
----------------------------------

Comment:

   6. We note that you did not include the life and health insurance loss reserves to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations. Due to the significant nature of these liabilities to your business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the item 303(a)(5) of Regulation S-K. Based on the above factors, please provide us in disclosure-type format your contractual obligation table to include the expected settlement of your life and health insurance loss reserves, gross of reinsurance. In addition, please include the property and casualty insurance reserves gross of reinsurance.

Company Response:

Life and Health Insurance Obligations
-------------------------------------

As a matter of background, the Company's life and health and insurance reserves include both obligations of a long- term and of a short-term nature. A significant portion of these obligations is of a long-term nature related to future policy benefits such as expected death claims and policy surrenders. A significant portion of such contractual obligations is also contingent upon policyholders continuing to pay premiums prior to death or surrender of the policy. Due to the nature of these liabilities, the timing of future payments is dependent on future events that are out of the control of the Company and, consequently, cannot be determined with any degree of certainty by the Company. The Company believes a meaningful presentation would be to add a column to the contractual obligations table labeled "Indeterminate Maturity" and include these liabilities under that heading in future filings. The Company's short-term obligations are comprised primarily of the Company's estimate for death claims that occurred prior to the balance sheet date and that remain unpaid at the balance sheet date and the Company's estimate of accident and health insurance claims for losses that occurred on or before the balance sheet date that remain unpaid at the balance sheet date. The Company would expect that these obligations would be paid within one year of the balance sheet date and, as such, are short-term obligations that are not subject to Item 303(a)(5) of Regulation S-K. However, in light of the Staff's comment and the Company's willingness, if necessary, to add a column to the table in future filings for the long-term obligations discussed above, the Company would also be willing to include such short-term obligations on the same line as the long-term obligations. The short-term obligations would be included in the column for maturities of less than a year.

An illustrative contractual obligation disclosure for the Company's life and health insurance reserves follows:

                          Jan 1, 2006    Jan 1, 2007    Jan 1, 2009
                              to             to             to             After      Indeterminate
(Dollars in Millions)     Dec 31, 2006   Dec 31, 2008   Dec 31, 2010   Dec 31, 2010      Maturity       Total
---------------------------------------------------------------------------------------------------------
Life and Health
  Insurance Reserves      $       53.6   $          -   $          -   $          -   $     2,351.3   $ 2,404.9


The Company's Life and Health Insurance reserves at December 31,
2005 include $2,351.3 million of obligations where the timing of payments is uncertain because they depend on the future occurrences of insurable events or the surrenders of policies by policyholders. Accordingly, these obligations have been classified as "Indeterminate Maturity" in the above table. The amounts for life and health insurance reserves classified as "Jan. 1, 2006 to Dec. 31, 2006" represent the Company's estimate of payments for insurable events or policy surrenders that have occurred on or prior to December 31, 2005.

Property and Casualty Insurance Obligations
-------------------------------------------

With respect to the presentation of the contractual obligations related to our property and casualty insurance reserves, the Company had previously discussed this presentation with the Staff. It is the Company's understanding that the intent of the disclosure is to provide investors with enhanced disclosures of the Company's liquidity. The amount of reinsurance recoverables that has been netted against the Company's gross obligations in the contractual obligation table was $217.0 million at December 31, 2005. As discussed in Note 6 to the Company's financial statements, the Company acquired two insurance companies from SCOR Reinsurance Company ("SCOR") in 2002. Under the agreement governing the acquisition of these insurance companies, SCOR and/or its insurance subsidiary General Security National Insurance Company ("GSNIC"), by virtue of reinsurance agreements between GSNIC and the insurance companies that the Company acquired, are responsible for all liabilities of these companies incurred prior to the acquisition. The Company's property and casualty insurance reserves at December 31, 2005 included $131.8 million of reserves for liabilities incurred prior to the acquisition. SCOR and/or GSNIC pay all claims directly to policyholders for these liabilities. Accordingly, the Company's liquidity is unaffected. The remaining amount of $85.2 million of reinsurance recoverables that have been netted against the Company's gross obligations in the contractual obligation table at December 31, 2005 are typically recovered from the reinsurers shortly after the Company has paid the underlying claim and are not a significant factor impacting the Company's liquidity. Accordingly, the Company believes that its presentation on a net of reinsurance basis, in light of the circumstances cited above, provides a more meaningful understanding of the Company's liquidity with respect to its property and casualty insurance reserves.

Financial Statements
--------------------

Balance Sheet, page F-3
-----------------------

Comment

   7. Please provide to us a breakdown of your "Life and Health" reserves between the two types of insurance. Further explain to us why it is not necessary to include a more detailed discussion that includes a table similar to what you provided in note 6 for you property and casualty insurance reserves for your health insurance reserves.

Company Response:

As shown in the table below, Accident and Health Insurance Reserves are not material. Because the Company does not believe that such reserves are material, the Company believes that a discussion for its accident and health insurance reserves similar to the discussion provided for its property and casualty insurance reserves in Note 6 to the Company's financial statements is not necessary. Accident and Health Insurance reserves accounted for only 3.7% of our Life and Health Insurance reserves and 1.2% of our total liabilities at December 31, 2005:

                                                 Dec 31,
(Dollars in Millions)                             2005
----------------------------------------------------------
Life Insurance                                 $  2,317.1
Accident and Health Insurance                        87.8
                                              ------------
Total Life and Health Insurance Reserves       $  2,404.9
                                              ============

Exhibit 13.3
------------

Comment:

   8. The inclusion of the measure "Adjusted Book Value Per Share" at the bottom of this table appears to represent a non-GAAP measure. Please explain to us why this presentation is appropriate.

Company Response:

The Company's five-year $325 million revolving credit agreement expiring June 30, 2010 and all predecessor agreements dating back to the Company's first revolving credit agreement entered into in 1995 use the measurement "Adjusted Book Value" as the basis for determining equity capitalization, which combined with debt capitalization, equals total capitalization. The spread above LIBOR at which the Company may borrow under the agreement is a function of the ratio of debt to total capitalization. The Company believes that this information is useful to the reader reviewing the cost of the Company's short-term borrowings.

The Company also believes that this measure is useful in providing, in an easy to read format, additional information that is helpful to the reader performing a valuation of Unitrin common stock. Except for the Company's investment in Intermec, which is accounted for under the equity method of accounting, the Company's investments in fixed maturities, preferred stocks and common stocks are all reported at fair value. The market value of the Company's investment in Intermec was $427.8 million at December 31, 2005, or $347.4 million higher than its carrying value of $80.4 million before tax.

The measure is clearly reconciled to the GAAP measurement "Book Value Per Share" on the face of Exhibit 13.3 of the Company's 2005 Form 10-K. The single "Fair Value Per Share of Investment in Investee in Excess of Carrying Value" reconciling item is measured based upon the number of shares of Intermec common stock owned by the Company times the readily determined market price of Intermec Common Stock traded on the New York Stock Exchange, net of tax.

The Company believes that the presentation of this measure is useful and appropriate. The Company will include an explanation of the appropriateness of this non-GAAP measure when it is used in future filings.